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                            December 13, 2021

       Steve Metzger
       General Counsel and Secretary
       Carriage Services, Inc.
       3040 Post Oak Boulevard, Suite 300
       Houston, Texas 77056

                                                        Re: Carriage Services,
Inc.
                                                            Form 10-K filed
March 2, 2021
                                                            Form 8-K filed July
30, 2021
                                                            Response dated
November 2, 2021
                                                            File No. 001-11961

       Dear Mr. Metzger:

              We have reviewed your November 2, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2021 letter.

       Correspondence filed November 2, 2021

       Exhibit A: Earnings Release for three months and nine months ended September 30, 2021, page
       1

   1. We note your response to our prior comments and the revised earnings release and reissue our comment on
prominence. Throughout your press release, you present Non-GAAP financial measures to
describe performance while their respective most directly
                                                        comparable GAAP
measures were omitted. Please revise to present the most directly comparable GAAP
measures with equal or greater prominence. Refer to Item 10(e)(i)(a)
                                                        of Regulation S-K and
Question 102.10 of the Non-GAAP Compliance and Disclosure
                                                        Interpretations.
 Steve Metzger
Carriage Services, Inc.
December 13, 2021
Page 2
2.       On page 3 you state,    I care much more about my proforma share count
number as the
            current shareholder ownership reality    than the sometimes
confusing GAAP
         methodology for diluted shares outstanding. It can actually be misleading in the short term when a company like Carriage has such a rapidly increasing earnings and Free Cash Flow profile in combination with a rapidly shrinking share count, yet the GAAP rule for diluted
         shares outstanding is a rolling multi-quarter average        We do not
believe it   s
         appropriate to discredit GAAP measures and give non-GAAP measures more prominence. Please revise. Refer to Item 10(e)(i)(a) of Regulation S-K and Question
         102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

3. Your adjusted proforma diluted EPS includes various adjustments which appear to substitute individually tailored recognition and measurement methods for those of GAAP.
         For each adjustment being made, please provide us with an analysis of why you believe your presentation is appropriate. Refer to Question 100.04 of the Non-GAAP Compliance
         and Disclosure Interpretations.
      You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at
202-551-
3651 with any questions.



FirstName LastNameSteve Metzger                               Sincerely,
Comapany NameCarriage Services, Inc.
                                                              Division of
Corporation Finance
December 13, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName